UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

TABLE OF CONTENTS

1.           Intelligent Content Enterprises Inc. - Articles of Amendment dated January 13, 2017 for a wholly owned Ontario subsidiary, Digital Widget Factory Inc., changing its name to Doubletap Daily Inc., as filed on Sedar on January 24, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

January 24, 2017	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
	Name: Title:	James Cassina Chief Executive Officer

ITEM 1

For Ministry Use Only	Ontario Corporation Number
À l'usage exclusif du ministère	Numéro de la société en Ontario

2506798

Ministry of	Ministere des
Government Services	Services gouvemementaux
Ontario
CERTIFICATE	CERTIFICAT
This is to certify that these	Ceci certifie que les presents
Articles are effective on	status entrent en vigueur le

JANUARY 13	JANVIER, 2017

Director/Directeur
Business Corporation Act / Los sur les societies par actions

Form 3 Business Corporations Act

Formule 3

Loi sur les sociétés par actions

ARTICLES OF AMENDMENT

STATUTS DE MODIFICATION

1.	The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)

Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT):

DIGITAL WIDGET FACTORY INC.

2.	The name of the corporation is changed to (if applicable ): (Set out in BLOCK CAPITAL LETTERS)

Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

DOUBLETAP DAILY INC.

3.	Date of incorporation/amalgamation:

Date de la constitution ou de la fusion:

2016, February, 29

(Year, Month, Day)

(année, mois, jour)

4.	Complete only if there is a change in the number of directors or the minimum / maximum number of directors.

Il faut remplir cette partie seulement si le nombre d’administrateurs ou si le nombre minimal ou maximal d’administrateurs a changé.

Number of directors is/are:		minimum and maximum number of directors is/are:
Nombre d'administrateurs:		nombres minimum et maximum d'administrateurs:

Number		minimum and maximum
Nombre		minimum et maximum

or
ou

5.	The articles of the corporation are amended as follows:

Les statuts de la société sont modifiés de la façon suivante :

To change the name of the Corporation from Digital Widget Factory Inc. to Doubletap Daily Inc.

Page 1 of/de 2

Page 1B of/de 2

6.	The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

7.	The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2017,01,13

(Year, Month, Day)

(année, mois, jour)

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire

DIGITAL WIDGET FACTORY INC.

(Print name of corporation from Article 1 on page 1)

(Veuillez écrir le nom de la société de l'article un à la page une).

By/Par: /s/ James Cassina	Director
(Signature)	(Description of Office)
(Signature)	(Fonction)

Page 2 of/de 2